UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8 - 67859

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nobles & Richards, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 E. Plano Parkway, Suite 220
(No. and Street)

Plano	Texas	75074
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards	(214) 533-6822	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ilonka Nobles _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nobles & Richards, Inc. _____, as of 6/30 _____, 2022_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



TERRI HERRING
My Notary ID # 132147112
Expires August 27, 2023

Signature: _Ilonka Nobles_

Title: President

Terri Herring
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nobles & Richards, Inc. as of June 30, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nobles & Richards, Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nobles & Richards, Inc.'s management. Our responsibility is to express an opinion on Nobles & Richards, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nobles & Richards, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Nobles & Richards, Inc.'s financial statements. The supplemental information is the responsibility of Nobles & Richards, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Nobles & Richards, Inc.'s auditor since 2009.

Celeste, Texas
August 9, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NOBLES & RICHARDS, INC.
Statement of Financial Condition
June 30, 2022

ASSETS

Cash	$ 51,442
Accounts receivable	9,166
Other assets	20
TOTAL ASSETS	$ 60,628

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 10,160
Commissions and salaries payable	24,526
Total Liabilities	34,686

Stockholders' Equity

Preferred stock, $15.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	15,000
Common stock, $1.00 par value, 10,000 shares authorized, 500 shares issued and outstanding	500
Additional paid-in capital	15,500
Accumulated deficit	(5,058)
TOTAL STOCKHOLDERS' EQUITY	25,942
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 60,628

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Income
Year Ended June 30, 2022

Revenue	
Private placement commissions	$ 900,310
Other revenue	170,533
PPP loan forgiveness	89,225
TOTAL REVENUE	1,160,068
Expenses	
Compensation and related costs	$ 931,358
Regulatory fees	52,764
Professional fees	80,145
Occupancy and equipment	21,000
Other expenses	17,243
TOTAL EXPENSES	1,102,510
NET INCOME	$ 57,558

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2022

	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at June 30, 2021	-	$ -	1,000	$ 1,000	$ 30,000	$ (62,616)	$ (31,616)
Common shares exchanged for preferred shares	1,000	15,000	(500)	(500)	(14,500)	-	-
Net income	-	-	-	-	-	57,558	57,558
Balances at June 30, 2022	1,000	$ 15,000	500	$ 500	$ 15,500	$ (5,058)	$ 25,942

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Cash Flows
Year Ended June 30, 2022

Cash flows from operating activities:

Net income	$ 57,558
Adjustments to reconcile net income to net cash used in operating activities:	
PPP loan forgiveness	(89,225)
Changes in assets and liabilities	
Decrease in accounts receivable	2,478
Decrease in accounts receivable - other	6,751
Increase in accounts payable and accrued expenses	1,791
Increase in commissions and salaries payable	20,526
Net cash used in operating activities	(121)
Net decrease in cash	(121)
Cash at beginning of year	51,563
Cash at end of year	$ 51,442

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Non-cash Financing Activities:

During 2022, one of the Company's shareholders exchanged 500 shares of common stock, representing 50% ownership in the Company, for 1,000 shares of preferred stock.

Note 1   -   <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

Nature of Business:

Nobles & Richards, Inc. (the Company), a Texas corporation, was incorporated in October 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company provides regulatory guidance and support to companies issuing private securities, including serving as the managing broker-dealer on private placement offerings of securities on a best-efforts basis. The Company's registered representatives, or the issuer whose securities they are placing, are responsible for paying for licensing and other operating expenses, and reimburse the Company for these and other expenses incurred by the Company on their behalf. The Company's registered representatives and customers are located primarily in the state of Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Revenue Recognition</u>

Significant Judgments

Revenue from contracts with customers includes private placement commissions and merger and acquisition services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings of securities on a best-efforts basis.   Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Other Revenue

Other revenue consists of supervision, consulting and due diligence fees. Agreements call for fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Fees received from customers prior to recognizing revenue are reflected as contract liabilities. At June 30, 2022, all amounts were immaterial.

Reimbursed Expenses

The Company receives reimbursements of licensing and other operating expenses incurred by the Company on behalf of the issuers whose securities they are placing. Reimbursement of expenses are recorded on a net basis as the Company is acting as an agent, and recognize reimbursement of such expenses are incurred, as these costs are related to performance obligations that are satisfied over time.

NOBLES & RICHARDS, INC.
Notes to Financial Statements
June 30, 2022

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

As of June 30, 2022, open Federal tax years subject to examination include the tax years ended June 30, 2019 through June 30, 2021.

The Company is also subject to state income taxes.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital of $21,516, which was $16,516 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.61 to 1.

Note 3 - <u>PPP Notes Payable</u>

The Paycheck Protection Program ("PPP"), which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses. During the year ended June 30, 2022, the Company had two loans totaling $89,225 forgiven under the PPP and recognized as income.

Note 4 - <u>Commitments and Contingencies</u>

<u>Office Lease</u>

The Company currently leases office space for $2,000 per month on a month-to-month basis, increasing from $1,500 per month during the year. Rent expense totaled $21,000 for the year ended June 30, 2022.

<u>Preferred Stock</u>

The Company's preferred shareholder is entitled to 10% of the total compensation officers of the Company. Amounts paid to the preferred shareholder totaled $11,500 and is included in compensation and related costs in the accompanying statement of income.

Note 4 - Commitments and Contingencies (continued)

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.   The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The current federal income tax provision differs from the expense that would result from applying federal statutory rates to net income before income taxes primarily due to permanent non-taxable income (PPP loan forgiveness). The Company has a net operating loss carryforward of approximately $135,000 available to offset future taxable income, which begins expiring in 2039. The net operating loss carryforward creates a deferred tax asset of approximately $28,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Concentration of Revenue

One of the Company's registered representatives accounted for approximately 42% of the Company's revenues and approximately 49% of the Company's compensation and related costs for the year ended June 30, 2022.

Note 7 - Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation. There were no company matching contributions during the year.

Note 9 - Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2022, through August 9, 2022, the date which the financial statements were available to be issued.

9

NOBLES & RICHARDS, INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2022

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	25,942
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		4,406
Other assets		20
Total deductions and/or charges		4,426
Net Capital	$	21,516
Aggregate indebtedness		
Accounts payable and accrued expenses	$	10,160
Commissions and salaries payable		24,526
Total aggregate indebtedness	$	34,686
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	16,516
Ratio of aggregate indebtedness to net capital		1.61

Reconciliation of Computation of Net Capital

The above computation does not materially differ from the computation of net capital under rule 15c3-1 as of June 30, 2022 as originally filed by Nobles & Richards, Inc. on Form X-17A-5 so a reconciliation is not necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Nobles & Richards, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nobles & Richards, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nobles & Richards, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 9, 2022

11

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



NOBLES & RICHARDS, INC.

(Member of FINRA)

Exemption Report

Nobles & Richards, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nobles & Richards, Inc.

I, Ilonka Nobles, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Ilonka Nobles
President

August 8, 2022

801 E. Plano Parkway, Suite 220, Plano, Texas 75074
Phone (214) 642-6603 Fax (214) 279-0180